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                             November 24, 2020

       Michael T. Speetzen
       Finance and Chief Financial Officer
       Polaris Inc.
       2100 Highway 55
       Medina, Minnesota 55340

                                                        Re: Polaris Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 14,
2020
                                                            File No. 001-11411

       Dear Mr. Speetzen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Note 7. Goodwill and Other Intangible Assets, page 62

   1. In future filings, please disclose the amount of goodwill allocated to each of your reportable segments and
any significant changes in the allocation of goodwill by
                                                        reportable segment for
all periods presented in accordance with ASC 350-20-50-1.




               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael T. Speetzen
Polaris Inc.
November 24, 2020
Page 2




       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Sergio Chinos at 202-551-7844 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMichael T. Speetzen                    Sincerely,
Comapany NamePolaris Inc.
                                                         Division of
Corporation Finance
November 24, 2020 Page 2                                 Office of
Manufacturing
FirstName LastName